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EXHIBIT 3.3

(ON DECHERT PRICE & RHOADS LETTERHEAD)


SEPTEMBER 24, 1999


John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois 60606


RE:  Nuveen Tax-Free Unit Trust, Series 1115
    Pennsylvania Insured Trust 256


Gentlemen:


    You have requested our opinion as to the Pennsylvania tax aspects of the above-captioned Trust(s) (the "Pennsylvania Trust(s)") which is (are) a part of the Nuveen Tax-Free Unit Trust Series 1115 ("Fund"). The Fund is organized under the Trust Indenture and Agreement, of even date, between John Nuveen & Co. Incorporated, as Depositor, and The Chase Manhattan Bank, as Trustee. The Fund will contain several trusts, including the Pennsylvania Trust(s), which will issue Units of fractional undivided interests. The Units will be purchased by various investors ("Unit Holder"). Each Unit of the Pennsylvania Trust(s) represents a fractional undivided interest in the principal and net income of such Trust(s) in the ratio of ten Units for each $1,000 of value of the obligations initially acquired by such Trust(s). Each Pennsylvania Trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.


    The proceeds of the sale of the Units will be invested primarily in interest-bearing obligations issued by or on behalf of the Commonwealth of Pennsylvania, its agencies and instrumentalities, or political subdivisions thereof, including any county, city, borough, town, township, school disrict, municipality, and local housing or parking authority in the Commonwealth of Pennsylvania or issued by Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands ("Bonds"). Distributions of the interest received by the Trust will be made semi-annually unless the Unit Holder elects otherwise. In the opinion of bond counsel to each issuer, the interest on all bonds in the Trust is exempt fromn federal income tax under existing law.

    You have advised us that for federal income tax purposes each Pennsylvania Trust will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to Trusts) of Chapter 1 of the Internal Revenue Code of 1986. Each Unit Holder will be considered the owner of a pro rata portion of the Unit Holder's respective Pennsylvania Trust and will be subject to tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Internal Revenue Code of 1986. A Pennsylvania Trust itself will not be subject to federal income taxes. For federal income tax purposes, each item of trust income will have the same character in the hands of a Unit Holder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Pennsylvania Trust consists of interest excludable from gross income under Section 103 of the Internal Revenue Code of 1986, such income will be excludable from federal gross income of the Unit Holder.

    Based upon the above facts, it is our opinion that for Pennsylvania state and local tax purposes, a Pennsylvania Trust will be recognized as a trust not taxable as a corporation. It will, therefore, not be subject to the Pennsylvania Capital Stock/Franchise Tax or the Pennsylvania Corporate Net Income Tax. Since all of the income of a Trust is either itself income exempt from Pennsylvania Personal Income Tax, as described below, or is required by the terms of the Trust to be distributed to the holders of Units, a Trust should not be subject to Pennsylvania Personal Income Tax. The Philadelphia School District Investment Income Tax described below, is not imposed on trusts.

    Various personal property taxes are in effect in Pennsylvania, however, each of them exempts, inter alia, Bonds, cash, checking and savings accounts in and certificates of deposit issued by commercial banks, savings institutions or trust companies and United States Treasury obligations. In general, these taxes apply to a specified list of items of intangible personal property including, inter alia, mortgages and other evidences of indebtedness and shares of stock issued by business corporations not doing business in Pennsylvania. The taxes referred to above include the County Personal Property Tax imposed on residents of Pennsylvania by the Act of June 17, 1913, P.L. 507, as amended, the additional personal property taxes imposed on Pittsburgh residents by the School District of Pittsburgh under the Act of June 20, 1947, P.L. 733, as amended, and by the City of Pittsburgh by Ordinance No. 599 of December 28, 1967, under the Act
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of December 31, 1965, P.L. 1257, and any additional personal property taxes that the School District of Philadelphia may reimpose on Philadelphia residents under the authority contained in the Act of May 23, 1949, P.L. 1676, as amended. Units evidencing fractional undivided interests in a Pennsylvania Trust will not be subject to any of these personal property taxes to the extent of that proportion of a Pennsylvania Trust represented by Bonds and other exempt assets. Only that proportion of the Units represented by taxable assets will be subject to the personal property taxes. Pennsylvania Trust Units may be taxable under the Pennsylvania inheritance and estate taxes.

    The interest and gain from obligations issued by the Commonwealth of Pennsylvania or by its political subdivisions or by any public authority of either are exempt from tax under the Act of August 31, 1971, P.L. 395, Act No.
94. However, that Act was repealed by the Act of December 3, 1993, P.L. 473, Act No. 68 ("Act 68 of 1993") with respect to obligations issued on or after February 1, 1994. Pursuant to Act 68 of 1993, profits, gains or income derived from the sale, exchange or other disposition of exempt government obligations issued after February 1, 1994 will be subject to state or local taxation although interest and "income" derived from the exempt obligations will continue to be exempt from all state and local taxation. Therefore, the proportion of income representing interest from Bonds distributable to Unit Holders is not taxable under the Pennsylvania Personal Income Tax imposed by Article III of the Pennsylvania "Tax Reform Code of 1971", as amended by the Act of August 31, 1971, P.L. 362, Act No. 93, or under the Corporate Net Income Tax imposed on corporations by Article IV of the Tax Reform Code. Similarly, such interest will not be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals under the authority of the Act of August 9, 1963, P.L. 640, as implemented by Section 19-1804 of the Philadelphia Code, as amended, and resolutions of the Board of Education of the School District of Philadelphia made pursuant to the ordinances, and such interest will not be subject to any of the taxes on net income from business activities in Philadelphia under Philadelphia Code Sections 19-1500 and 19-2600, imposing a Net Profits Tax and a Business Privilege Tax respectively. The City and School District of Pittsburgh do not impose any taxes on unearned income.

    Under the Pennsylvania Personal Income Tax Law, personal income tax is imposed upon the following specified classes of income: (1) compensation for services, (2) net profits from the operation of a business, profession, or other activity, (3) net gains or income from the disposition of property, (4) net gains or income in the form of rents and royalties, (5) dividends, (6) interest from obligations not otherwise exempt, (7) gambling and lottery winnings, (8) net gains or income from estates or trusts which fall under any of the preceding classifications. Although there is no published authority on the question, it is our opinion that any insurance proceeds paid in lieu of interest on defaulted tax-exempt obligations will be exempt from Pennsylvania Personal Income Tax either as payment in lieu of tax-exempt interest or as payments of insurance proceeds which are not included in any of the classes of income specified as taxable under the Pennsylvania Personal Income Tax Law. Since Pennsylvania Corporate Net Income Tax is imposed upon the corporation's net income for federal income tax purposes, because such insurance proceeds will be excluded from the federal income tax base, such proceeds will not be subject to the Pennsylvania Corporate Net Income Tax. Finally, since proceeds from insurance policies are expressly excluded from the Philadelphia School District Investment Income Tax, insurance proceeds paid to replace defaulted payments under any Bonds held by the Pennsylvania Trust(s) will not be subject to this tax.

    Under Act 68 of 1993, a Unit Holder's share of gain upon disposition of a Bond issued on or after February 1, 1994 by the Pennsylvania Trust, whether by sale, exchange, redemption or payment at maturity, will be taxable under the Pennsylvania Personal Income Tax. Gains on the disposition of Bonds issued before February 1, 1994 will continue to be exempt. See 72 P.S. Section 7303(a)(3) and 61 Pa. Code Section. 121.9(b)(3). While there is no published authority with respect to the treatment of such gains for purposes of the Philadelphia School District Investment Income Tax, it is our opinion that gains upon dispositions of Bonds issued before February 1, 1994 are exempt from this tax under Act of August 31, 1971, P.L. 395, Act No. 94, and, if the question were litigated, the Pennsylvania courts should so hold. Gains on the disposition of Bonds issued on or after February 1, 1994 will be taxable. In any event, the Philadelphia School District Investment Income Tax has no application to any gain on the disposition of property held for more than six months.

    In C.C. Collings & Co., Inc. v. Commonwealth of Pennsylvania, 514 A.2d 1373
(1986), and two related cases, the Supreme Court of Pennsylvania held that gains or losses from the sale of obligations of the Commonwealth of Pennsylvania, its political subdivisions, instrumentalities and agencies are not subject to
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the Corporate Net Income Tax. Profits, gains or income derived from the sale, exchange or other disposition of those exempt obligations issued on or after February 1, 1994, however, will be subject to tax pursuant to Act 68 of 1993.

    There is no published authority under any of the Pennsylvania state and local income taxes described above with respect to gain from the redemption or sale of a Unit. To the extent that such gain represents the Unit Holder's share of any unrealized gain on the Bonds issued before February 1, 1994 and held by the Trust, it is our opinion that such gain is exempt from the above-described Pennsylvania state and local income taxes and, if the question were litigated, the Pennsylvania courts should so hold. To the extent that such gain is attributable to unrealized gain on Bonds issued on or after February 1, 1994, such gain will be taxable under such taxes. In any event, the Philadelphia School District Investment Income Tax has no application to any gain on the disposition of property held for more than six months.

    Interest on obligations of Puerto Rico, the Virgin Islands, Guam, or the Northern Mariana Islands is, under federal law, exempt from taxation by states and municipalities. Federal law does not expressly exclude from taxation gain realized upon the disposition of such obligations. Therefore, a disposition of such obligations by a Pennsylvania Trust could be a taxable event to a Holder under each of the Pennsylvania state and local income taxes discussed in the preceding paragraphs. See Willcuts v. Bunn, 282 U.S. 216 (1931); U.S. v. Stewart, 311 U.S. 60 (1940). Similarly, to the extent that gain on the redemption or sale of a Unit represents unrealized gain on such obligations held by a Pennsylvania Trust, such gain could be taxable.


    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-86979) relating to the Units referred to above, and to the reference to our firm as special Pennsylvania tax counsel in said Registration Statement and in the related Prospectus.


Very truly yours,

DECHERT PRICE & RHOADS